FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Seanergy Maritime Holdings Corp. (the "Company"), the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company.  Attached hereto as Exhibit 2 is the Form of Proxy Card for the Annual Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 14, 2015
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

August 12, 2015
TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

Enclosed is a Notice of the Annual Meeting of Shareholders (the "Meeting") of Seanergy Maritime Holdings Corp. (the "Company") which will be held at the Company's executive offices at 16 Grigoriou Lambraki Street, 2nd Floor, 16674 Glyfada, Athens, Greece, on September 23, 2015 at 6:00 p.m. local time.

At the Meeting, holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon proposals:
1	To elect one Class C Director to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors - Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two requires the vote of the holders of a majority of the shares attending and voting at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Stamatis Tsantanis
Chairman / Chief Executive Officer

16 Grigoriou Lambraki Street, 2nd Floor, 16674 Glyfada, Athens, Greece
Tel: +30 2130181507– e-mail: ir@seanergymaritime.com – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
August 12, 2015
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Seanergy Maritime Holdings Corp. (the "Company") will be held on September 23, 2015 at 6:00 p.m. local time, at the Company's executive offices at 16 Grigoriou Lambraki Street, 2nd Floor, 16674 Glyfada, Athens, Greece (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1	To elect one Class C Director to serve until the 2018 Annual Meeting of Shareholders;
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors - Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2015; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 3, 2015 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company's common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on August 3, 2015.
IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatis Tsantanis
Chairman / Chief Executive Officer

August 12, 2015
 Athens, Greece

SEANERGY MARITIME HOLDINGS CORP.
16 GRIGORIOU LAMBRAKI STREET
2nd FLOOR, 16674 GLYFADA
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 23, 2015
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the Company's executive offices at 16 Grigoriou Lambraki Street, 2nd Floor, 16674 Glyfada, Athens, Greece on September 23, 2015 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about August 12, 2015.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 3, 2015 (the "Record Date"), the Company had outstanding 46,556,771 shares of common stock, par value $0.0001 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Common Shares on August 3, 2015.
One or more Shareholders present in person or by proxy at the Meeting, representing a majority of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the NASDAQ Capital Market under the symbol "SHIP".
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company's executive offices at 16 Grigoriou Lambraki Street, 2nd Floor, 16674 Glyfada, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTOR
The Board consists of seven directorships divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.
The Board has nominated Dimitris Anagnostopoulos, a Class C Director, for re-election as director whose term would expire at the 2018 annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Board
Information concerning the nominee for director of the Company is set forth below:
Name	Position
Dimitris Anagnostopoulos	Class C Director
Dimitris Anagnostopoulos has been a member of our board of directors since May 2009. Mr. Anagnostopoulos has over forty years of experience in shipping and ship finance. His career began in the 1970's at Athens University of Economics followed by four years with the Onassis Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank as Senior Vice-President and Head of Shipping. In June 2010 he was elected a board member of the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the City University Cass Business School in London and the Erasmus University in Rotterdam. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.
Audit Committee.  The Board has established an Audit Committee, consisting of two members, which has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the NASDAQ Capital Market and the U.S. Securities and Exchange Commission). The Audit Committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems. The members of the Audit Committee are Messrs. Dimitris Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Compensation Committee.  The Board has established a Compensation Committee, consisting of two members, which is responsible for reviewing and approving the compensation of our executive officers.  The members of the Compensation Committee are Messrs. Dimitris Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Nominating Committee.  The Board has established a Nominating Committee, consisting of two members, which is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.  The members of the Nominating Committee are Messrs. Dimitris Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Shipping Committee.  The Board has established a Shipping Committee, which is responsible for considering and voting upon all matters involving shipping and vessel finance.  Transactions that involve the issuance of the Company's securities or transactions that involve a related party, however, shall not be delegated to the Shipping Committee but instead shall be considered by the entire Board. The Shipping Committee is comprised of three directors. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the Shipping Committee are nominated by the major shareholder of the Company affiliated with a certain member of the Restis family and one of the directors on the Shipping Committee is nominated by a majority of the Board and is an independent member of the Board. The members of the Shipping Committee are Mr. Stamatis Tsantanis and Ms. Christina Anagnostara, who are the major shareholder's nominees, and Elias Culucundis, who is the Board's nominee.
Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors - Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2015.

Ernst & Young (Hellas) Certified Auditors - Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of the holders of a majority of the votes cast by the holders of shares attending and voting at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS - ACCOUNTANTS S.A. TO SERVE AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS
Stamatis Tsantanis
Chairman / Chief Executive Officer

August 12, 2015
Athens, Greece

Exhibit 2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

SEANERGY MARITIME HOLDINGS CORP.

2015 Annual Meeting of Stockholders

September 23, 2015
6:00 P.M. local time

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this ☒

The Board of Directors recommends a vote FOR the nominee listed in Proposal 1 and FOR Proposal 2.

Vote on Directors

	FOR	WITHHOLD
(01) Dimitris Anagnostopoulos	☐	☐

When properly executed, this proxy will be voted as set forth herein as directed by the shareholder, or if no direction is indicated, will be voted "for" the proposals.

Mark box to the right if you plan to attend the Annual Meeting ☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2015.**

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SEANERGY MARITIME HOLDINGS CORP.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held SEPTEMBER 23, 2015.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

SEANERGY MARITIME HOLDINGS CORP.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP. TO BE HELD ON SEPTEMBER 23, 2015

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Stamatis Tsantanis, Elias Culucundis and Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Seanergy Maritime Holdings Corp. to be held September 23, 2015 or any adjournment thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side)

(Continued, and to be marked, dated and signed, on the other side)